Exhibit 1.1

[RBC Capital Markets Letterhead]

April 8, 2005

Mr. Katsuhiko Kobayashi	Mr. Gary D. Owens
OYO Corporation	OYO Geospace Corporation
4-2 5 Kudan-kita, Chiyoda-ku	7007 Pinemont Drive
Tokyo 102, Japan	Houston, Texas 77040

OYO Corporation U.S.A.

245 Carmelo Avenue, Suite 101

Pasadena, California 91107

Dear Messrs. Kobayashi and Owens:

This letter confirms the understanding and agreement (the “Agreement”) between RBC Capital Markets Corporation (“RBC”) and each of OYO Corporation, OYO Corporation U.S.A. and OYO Geospace Corporation (collectively, the “Companies”) concerning the secondary distribution by OYO Corporation of up to 1,400,000 shares of common stock of OYO Geospace Corporation (the “Offering”), which shares are to be registered for sale pursuant to the filing of a Form S-3 shelf registration statement with the Securities and Exchange Commission (“SEC”).

RBC will organize and lead a group of underwriters (the “Underwriters”) to underwrite and market the Offering. The Underwriters, the Companies and their respective legal counsel will draft and file with the SEC a prospectus supplement describing, among other things, the Offering and the assets and business of OYO Geospace Corporation. The Underwriters will also assist the Companies in preparing marketing materials and will schedule presentations to retail and institutional investors. As compensation for their services, the Underwriters will receive a gross underwriting commission equal to 6.00% of the gross amount of the securities sold pursuant to the offering. RBC’s underwriting of the securities pursuant to the Offering will be evidenced by an underwriting agreement in form and substance satisfactory to the Companies and RBC and containing usual and customary terms and conditions.

If the Offering is not consummated on or before August 31, 2005, or if the Companies elect to terminate the Offering prior to such time, the Companies shall promptly reimburse RBC and the other Underwriters for the reasonable out-of-pocket and incidental expenses incurred in connection with the Offering, including the fees and expenses of legal counsel and other advisors retained by the Underwriters.

The benefits of this Agreement shall inure to the respective successors and permitted assigns of the parties hereto, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its principles of conflicts of laws.

If this letter correctly sets forth our agreement on the matters set forth herein, please so indicate by signing and returning the enclosed copy of this letter and signing and retaining the duplicate we are enclosing for your records. Upon execution by each of the parties, this letter will constitute a legally binding agreement among the Companies and RBC.

RBC CAPITAL MARKETS CORPORATION

By:	/s/ Joseph P. Cunningham
Joseph P. Cunningham Managing Director

Agreed to and accepted by as of April         , 2005:

OYO CORPORATION

By:	/s/ Katsuhiko Kobayashi
Katsuhiko Kobayashi Director and Senior Executive Officer

OYO CORPORATION U.S.A.

By:	/s/ Katsuhiko Kobayashi
Katsuhiko Kobayashi President

OYO GEOSPACE CORPORATION

By:	/s/ Gary D. Owens
Gary D. Owens Chairman of the Board President and Chief Executive Officer